                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                     Form 40-F
                      -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                No    X
                -------                           -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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               Taiwan Semiconductor Manufacturing Company Limited
                                 April 10, 2003

This is to report the changes or status of 1) Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of March 2003.

1) Sales volume (NT$: Thousand)

------------------------------------------------------------------------------------------------------------------------------
   Time                    Items                     2003                 2002                  Changes                 (%)
------------------------------------------------------------------------------------------------------------------------------
Mar                    Invoice amount             11,867,952           14,033,188             -2,165,236              -15.43%
------------------------------------------------------------------------------------------------------------------------------
Jan - Mar              Invoice amount             36,013,404           38,235,641             -2,222,237               -5.81%
------------------------------------------------------------------------------------------------------------------------------
Mar                    Net sales                  13,851,377           12,276,775              1,574,602               12.83%
------------------------------------------------------------------------------------------------------------------------------
Jan - Mar              Net sales                  39,325,313           35,789,714              3,535,599                9.88%
------------------------------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

-----------------------------------------------------------------------------------------------------------------------
                                      Limit of lending                     March                Bal. As of period end
-----------------------------------------------------------------------------------------------------------------------
TSMC                                            58,721,466                        -                                  -
-----------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                             27,097,633                       40                            347,500
-----------------------------------------------------------------------------------------------------------------------

3) Endorsements and quarantees (NT$ Thousand)

-----------------------------------------------------------------------------------------------------------------------
                                 Limit of endorsements                     March                Bal. As of period end
-----------------------------------------------------------------------------------------------------------------------
TSMC                                            59,768,660                    2,720                         23,630,000
-----------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                                N/A                            0                                  0
-----------------------------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                                                2,720                         23,630,000
------------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                                              0                                  0
------------------------------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                                   0                                  0
------------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                                     0                                  0
------------------------------------------------------------------------------------------------------------------------

4) Financial derivative transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

------------------------------------------------------------------------------------------------------------------------
 Underlying assets / liabilities        Liabilities:                           YEN:                      6,823,385,000
                                                                               EUR:                         24,000,000
------------------------------------------------------------------------------------------------------------------------
                                        Assets:                                US$                       1,000,000,000
------------------------------------------------------------------------------------------------------------------------
     Financial instruments                                                                        FX forward contracts
------------------------------------------------------------------------------------------------------------------------
    Realized profit (loss)                                                                              (NT$11,806,390)
------------------------------------------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of floating rate liabilities)

------------------------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                        Liabilities:                   NT$5,000,000,000
------------------------------------------------------------------------------------------------------------------------
    Financial instruments                                                                           Interest rate swap
------------------------------------------------------------------------------------------------------------------------
    Realized profit (loss)                                                                                           -
------------------------------------------------------------------------------------------------------------------------

     b. Trading purpose: None.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Taiwan Semiconductor Manufacturing Company Ltd.


Date: April 10, 2003         By     /s/  Harvey Chang
                                --------------------------------------
                                Harvey Chang
                                Senior Vice President & Chief Financial Officer